Neuberger Rerman Management Inc. 605 Third Avenue 2nd Floor New krk,NY 10158-0180 Tel. 212.476.8800	A Lehman Brothers Company

October 25,2004

Principal Life Insurance Company 71 1 High Street Des Moines, IA 50392-0300 Attn: Sarah Pitts, Counsel

Re: Advisers Management Trust Distribution and Administrative Services Agreement

Dear Ms. Pitts:

This is a Distribution and Administrative Services Agreement between Neuberger Berman Management Inc. ("NRMI") and Principal Life Insurance Company ("Principal Life") and Princor Financial Services Corporation ("Princor") (together, Principal Life and Princor are the "Company"), effective as of the 15th day of September, 2004 (the "Services Agreement"). Principal Life is a life insurance company and Princor is a broker-dealer that is affiliated with Principal Life and serves as the principal undenvriter for variable annuity andlor variable life insurance contracts issued by Principal Life.

The Company, NBMI, and Neuberger Berman Advisers Management Trust (the "Trust") have entered into a Fund Participation Agreement, dated May 1, 2002, as may be amended from time to time (the "Participation Agreement"), pursuant to which Principal Life: on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares (including Class S shares) ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as investment vehicles under certain variable annuity andlor variable life insurance contracts ("Variable Contracts") offered by Principal Life, which Portfolios may be one of several investment options available under the Variable Contracts.

The Company solicits applications for the Variable Contracts, or enters i nto agreements with broker-dealers under which such broker-dealers solicit applications for the sale of the Variable Contracts, which may result in the sale of Shares.

NBMI recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Company, and the agents of the Company who are registered representatives of Princor or other broker-dealers provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios, and that the Company provides services respecting investments in the Portfolios. NBMl desires to promote these efforts of soliciting applications for the Variable Contracts that may result in the sale of Shares, and providing written and

Principal Life Insurance Company October 25: 2004 Page 2

A Lehman Brothers Company

oral information and services regarding the Trust to current and prospective Variable Contract owners.

Accordingly, the following represents the collective intention and understanding of NBMI and the Company under this Services Agreement.

Princor agrees that it shall provide distribution services ("Distribution Services") that may result in the sale of Shares. Such Distribution Services may include, but are not limited to, solicitation activities by Princor or other broker-dealers; telephone and other communication; the printing of Portfolio Prospectuses, Statements of Additional Information, and reports for other than existing shareholders; and the preparation, printing, and distribution of sales literature and advertising materials that mention the Portfolios.

The Company agrees that it or its affiliates shall provide administrative services ("Administrative Services" and together with Distribution Services collectively, "Services") to current and prospective owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios: delivery and responding to inquires respecting Portfolio Prospectuses andlor Statements of Additional Information, reports, notices, proxies and proxy statements and other information respecting the Portfolios (but not including services paid for by the Trust such as printing and mailing); facilitation of the tabulation of Variable Contract owners' votes in the event of a meeting of Trust shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or NBMI as may be reasonably requested; provision of support services including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners participating in the Trust including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

In consideration o f the S ervices, N BMI a gees to pay t o the C ompany or a person designated by the Company a service fee at an annual rate equal to (i) .25% (25 basis points) of the average daily value of Shares (other than S-Class Shares) of Portfolios (other than Balanced or Liquid Asset Portfolio) held in Separate Accounts; (ii) .35% (35 basis points) of the average daily value of S-Class Shares of Portfolios held in Separate Accounts.

To the extent that the Trust has approved a plan pursuant to Rule 12b-I (the "Plan") under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the Shares of any of the above-referenced Portfolios, part of the service fee with respect to such Shares of such Portfolio may be paid under the Plan. For purposes of computing the payment under the two preceding paragraphs, the average daily

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Principal Life Insurance Company October 25, 2004 Page 3

A Lehman Brothers Company

value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate i nvestrnent (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment under this paragraph shall be calculated by NBMI at the end of each calendar month and will be paid within thirty (30) days thereafter. NBMI shall send all payments and statements for Company to the attention of: Valorie Harnrnen N-002-E20, 711 High Street, Des Moines, IA 50392.

Principal Life Taxpayer I.D. Number: 42-0127290.

Principal Life Insurance Company certzfies under penalty of perjury that (1) the number shown on this Agreement is its correct taxpayer identification number and (2) it is not subject to back-up withholding because (a) it is exempt from back-up withholding, or (b) it has not been notified by the Internal Revenue Service (IRS) that it is subject to back-up withholding as a result of a failure to report all interest and dividends, or (c) the IRS has notijied it that it is no longer subject to back-up ~sithholding,and (3) it is a U.S. person (including a U.S. resident alien). Principal Life tmderstands that if it has been notified by the IRS that it is subject to back-up wilhholding as a result of dividend or interest underreporting and it has not received a notice from the IRS advising it that back-up withholding is terminated, it must strike or cross out the information contained above. The Internal Revenue Service does not require Principnl L.$eJs co~lsentto any provision of this document other than the certificatiorzs required to avoid back-up witltholding.

Princor Taxpayer I.D. Number: 42-0941553.

Princor certifies under penalty ofperjug)that (I) the number shown on this Agreement is its correct taxpayer identification number and (2) it is nor subject to back-up withholding because (a) it is exemptf rom back-up withholding, or (b) it h as n ot been n otlfied by the Internal Revenue Service (IRS) that it is subject to back-up withholding as a result of a failure to report all interest and dividends, or (c) the IRS has notified it that it is no longer subject to back-up withholding, and (3) it is a U.S. person (including a U.S. resident alien). Princor understands that if it has been notified by the IRS that it is subject to back-up withholding as a result of dividend or interest underreporting and it has not received a noticefrom the IRS advising it that back-up withholding is terminated, it must strike or cross out the information contained above. The Internal Revenue Service does not require Princor's consent to any provision of this docuntent other than the certifications required to avoid back-up withholding.

This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. This Services Agreement may be terminated by

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A Lehrnan Brothers Company

either the Company or NBMI upon 60 days' written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or NBMI, or if required by law.

Nothing in the Services Agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, NBMI or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If this Services Agreement is consistent with your understanding of the Company's provision of the Services, please sign below, whereupon this letter shall constitute a binding agreement between us.

Very truly yours, NEUBERGER BERMAN

Title:	President
Acknowledged and Agreed to:
PRINCIPAL LIFE INSURANCE	PRINCOR FINANCIAL SERVICES
COMPANY	CORPORATION

/;
By:	By:	L,
Name: Melissa Crew	Name:	6mest Gillum
Title: Director, Marketing & Product Dvlpt.	Title: Vice President - Product Dvlpnt.

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